UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of December 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

- Press release -

Jean-Marc Janaillac appointed
Chairman and Chief Executive Officer of Veolia Transdev

Paris, December 3, 2012 – As part of the project for Caisse des Dépôts to increase its holding in the share capital of Veolia Transdev, the Veolia Transdev Board of Directors has appointed Jean-Marc Janaillac as Chairman and Chief Executive Officer of the company. Mr. Janaillac also replaces Jérôme Gallot on the Caisse des Dépôts’ Group Management Committee.

These appointments follow on from the resignations of Antoine Frérot as Chairman of the  Veolia Transdev Board of Directors and of Jérôme Gallot as the company’s Chief Executive Officer. Antoine Frérot remains a board director of Veolia Transdev, as does Antoine Gosset-Grainville on behalf of Caisse des Dépôts.

The Veolia Transdev Board of Directors would like to thank Jérôme Gallot for the work he has carried out in heading Veolia Transdev. Mr. Gallot will become an advisor to Jean-Marc Janaillac to assist him in taking up his new functions.

Jean-Marc Janaillac, 59, holds a BA in law and is a graduate of the HEC business school and ENA. He began his career in 1980 as head of staff for the Prefects of Finistère (Brittany) and Val d’Oise (Greater Paris region). In 1983, he was appointed head of staff for the Secretary of State for Tourism. In 1984, he became general manager of the French Government Tourist Office in New York before being appointed general manager of the “Maison de la France” economic interest group in 1987. He joined airline company AOM in 1997 as Executive Vice-President with responsibility for commercial business, and was then named Chief Operating Officer. In 2000, he was appointed Chairman and Chief Executive Officer of the Maeva vacation property company. In 2002, he became Chairman of the Paris Convention and Visitors Bureau.
Since November 2004, Jean-Marc Janaillac has served as Managing Director, Group Development for RATP and President of RATP Dev.
He was re-elected in 2011 as Vice-President of UTP, the French rail and public transit industry trade group.

New composition of the Veolia Transdev Board of Directors

- Jean-Marc Janaillac
Chairman

Directors :
- Anne-Marie Couderc

- Antoine Frérot

- Antoine Gosset-Grainville

- Cyrille du Peloux

- Pierre-François Riolacci

- Caisse des Dépôts
Represented by Sabine Schimel

Caisse des Dépôts group
The Caisse des Dépôts and its subsidiaries form a public group that makes long-term investments in the public interest and to promote regional economic development. Its mission was reaffirmed by the law on the modernisation of the economy of 4 August 2008: “the Caisse des Dépôts and its subsidiaries are a public group that acts in the public interest and to promote the country’s economic development. It performs its missions in the public interest in support of the public policies conducted by the State and regional authorities, and can engage in competitive activities.”

Veolia Environnement
Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 330,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €29.6 billion* in 2011. www.veolia.com
* Excluding VeoliaTransdev revenues currently under divestment

Contacts:

- Caisse des Dépôts group
Alexis Nugues - +33 (0)1 58 50 40 00
alexis.nugues@caissedesdepots.fr

- Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23
US Investors contact Terri Anne Powers – Tel +1 312-552-2890
Press release also available on our web site: http://www.finance.veolia.com

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December 4, 2012

VEOLIA ENVIRONNEMENT

By: /s/ Antoine Frérot
Name: Antoine Frérot Title: Chairman and Chief Executive Officer